Exhibit 99.1

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARIES

RESULTS OF OPERATIONS

The following table sets forth a summary of our unaudited interim condensed consolidated statements of operations for the periods ended June 30, 2025 and 2024.

	For the period ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	MYR	MYR	USD
Revenue	29,329,718	13,944,813	3,313,566
Cost of revenue	(24,256,173)	(11,632,233)	(2,764,051)
Gross Profit	5,073,545	2,312,580	549,515
General and administrative expenses	(674,335)	(357,370)	(84,918)
Interest expenses	(9,048)	(12,667)	(3,010)
(Allowance)/Reversal of allowance for expected credit losses	(243,217)	982,000	233,343
Income from operations	4,146,945	2,924,543	694,930
Other expenses	(474,180)	(455,347)	(108,199)
Income before income tax	3,672,765	2,469,196	586,731
Income tax expenses	(945,877)	(589,914)	(140,815)
Net income	2,726,888	1,879,282	445,916

Comparison of Periods Ended June 30, 2025 and 2024

Revenue

	For the Six Months Ended June 30,
	2024 (Unaudited)		2025 (Unaudited)
	MYR	%	MYR	US$	%
Revenues:
Development of new aquaculture and agriculture farms	18,183,119	62.0	—	—	—
Upgrading of aquaculture and agriculture farms	11,046,599	37.7	13,868,859	3,295,518	99.5
Sales of industrial supplies	100,000	0.3	75,954	18,048	0.5
Total Revenue	29,329,718	100.0	13,944,813	3,313,566	100

During the six months periods ended June 30, 2024 and 2025, revenue from development of new aquaculture and agriculture farms accounted for 62.0% and Nil% of the total revenue, respectively, while revenue from upgrading of aquaculture and agriculture farms accounted for 37.7% and 99.5% of the total revenue, respectively. In addition, revenue from sales of industrial supplies accounted for 0.3% and 0.5% during the six months periods ended June 30, 2024 and 2025 respectively.

Significant decrease in Revenue is because of the development of new aquaculture and agriculture farms have been completed in 2024.

The Company currently generates its revenue by the below sources:

(a) Development of new aquaculture and agriculture farms

The Company currently generates revenue from the development of new aquaculture and agriculture farms. The Company is typically contracted through invitation to tender from or corporate negotiation with existing or potential customers in Malaysia. The Company primarily responsible for the fulfilling the promise to provide the designs and develops aquaculture and agriculture farms based on customers’ specific needs and adding value to the inputs by combining them in accordance with an architectural and engineering plan so that they are worth more as a scalable solution versus as individual components. The contract does not provide any post-contract customer warranty, support, or upgrades and there is no retention withheld by customers. The duration of the development period primarily between 6 to 18 months. The Company has discretion in establishing the price for the specified services.

In general, the design and builds of farming are mainly consist of four components:

●	Irrigation System

●	Earthwork

●	Water Discharge System

●	Electrical Works

The design of aquaculture and agriculture farms can have a significant impact on the productivity, efficiency, and sustainability of the farm. Some important factors to consider when designing aquaculture and agriculture farms include site selection, infrastructure design and sustainable practices.

The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, building materials, labor and equipment are included in revenue and cost of revenue when management believes that the Company is acting as a principal rather than as an agent (e.g., the Company integrates the materials and labor into the deliverable promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). The performance obligation to transfer the completed products are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into products for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete a defined construction project. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within service contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost.

Recognition of revenue and cost of revenue for construction projects requires significant judgment by management, including, among other things, estimating total costs expected to be incurred to complete a project and measuring progress toward completion. Management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and measurement of progress toward completion. Management believes it maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. In the event that an estimated losses on uncompleted contracts may occur based on evidence that indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion, a provision for the loss of the full amount will be recognized to the result of operations. Contract costs consist of costs on contracts, including labor, machine rental cost, materials, and amounts payable to subcontractors.

The Company’s contracts set forth payment terms that require the customer to make payment within 90 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds, or similar obligations of its projects with customers.

For the six-month ended June 30, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to development of new aquaculture and agriculture farms provided.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less. The Company considers the guidance of control in ASC 340-40, there were no incremental costs incurred for the six-month ended June 30, 2024 and 2025.

(b) Upgrading of aquaculture and agriculture farms

Revenue from upgrading service contracts is generally between 3 to 18 months, which the Company primarily responsible for the fulfilling the promise to provide technical support and labor services for upgrading of aquaculture and agriculture farms during the contracted periods and adding value to the inputs by combining them in accordance to an architectural and engineering plan so that they are worth more as a scalable solution versus as individual components. The Company has discretion in establishing the price for the specified services.

For aquaculture farms (particularly shrimp farms), the focus areas of the works include ensuring proper water levels and quality, aeration and circulation systems and water intake, distribution, and discharge systems of shrimp ponds. For the agriculture farms (particularly pineapple farms), the focus area of the works is soil preparation which involves the improvement of soil structure and aeration. The upgrading services considered to be one single performance obligation since the work procedures are interrelated and affect the functions of each other like the seawater intake system, water distribution system, shrimp ponds, cables, paddle wheels, and water discharge system and work in conjunction are to ensure the farm operates effectively.

The Company recognizes revenue from upgrading of aquaculture and agriculture farms using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, building materials, labor and equipment are included in revenue and cost of revenue. The performance obligation to transfer the completed products are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into products for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete a defined upgrading services. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within service contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost.

The Company’s contracts set forth payment terms that require the customer to make payment within 90 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds, or similar obligations of its projects with customers.

For the six-month ended June 30, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to upgrading of new aquaculture and agriculture farms provided.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less. The Company considers the guidance of control in ASC 340-40, there were no incremental costs incurred for the or the six-month ended June 30, 2024 and 2025.

(c) Sales of industrial supplies

The Company also generates revenue from sales of industrial supplies. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the industrial supplies to the customer at their specified location at which point control to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the invoice is 30 days from the invoice date.

The industrial supplies were delivered directly to customers by the suppliers and relevant shipping and handling costs for the delivery will be charged to cost of revenue once incurred.

The transaction price does not include variable consideration related to returns or refunds as the contracts do not include provisions that allow for sales refunds or returns of products. For the six-month ended June 30, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to the sale of industrial supplies.

The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

Direct cost of revenues

The cost of revenue primarily consists of subcontracting cost, and purchase of building material and rental of machinery.

The following table sets forth our cost of revenue by sales categories for the periods indicated.

	For the period ended June 30,
	2024 (Unaudited)		2025 (Unaudited)
	MYR	% of revenue	MYR	USD	% of revenue
Development of new aquaculture and agriculture farms	15,147,155	51.7%	—	—	—%
Upgrading of aquaculture and agriculture farms	9,041,018	30.8%	11,568,375	2,748,877	83.0%
Sales of industrial supplies	68,000	0.2%	63,858	15,174	0.4%
Total cost of revenue	24,256,173	82.7%	11,632,233	2,764,051	83.4%

In our cost of revenue, the cost of development of new aquaculture and agriculture farms as well as upgrading of aquaculture and agriculture farms is mainly comprised of subcontracting costs. The cost of sales of industrial mainly includes sourcing of building materials. The cost of revenue decreased from MYR24,256,173 for the six months periods ended June 30, 2024 to MYR11,632,233 for the six months periods ended June 30, 2025, representing a decrease of 52.0%.

Gross profit

For the six months periods ended June 30, 2024 and 2025, our gross profit was MYR5,073,545 and MYR2,312,580, respectively, and our gross profit margins were 17.3% and 16.6%, respectively. The margins remained relatively constant and the decrease in gross profit over the six months periods ended June 30, 2024 and 2025. The margins slight decrease in gross profit in the six months periods ended June 30, 2025 is in line with the decrease of revenue.

General and administrative expenses

General and administrative expenses consisted primarily of office rental, salary and welfare expenses, tax penalties and professional service fees. The decrease is mainly because of the lower of professional fees.

Interest expenses

Interest expenses consisted primarily of interest expenses from finance lease liabilities and bank loan. For the six months periods ended June 30, 2024 and 2025, interest expenses was MYR9,048 and MYR12,667, respectively.

(Allowance)/Reversal of allowance for expected credit losses

Reversal of allowance for expected credit loses was MYR982,000 for the six months periods ended June 30, 2025 and allowance for expected credit losses on accounts receivable was and MYR243,217 for the six months periods ended June 30, 2024, respectively. The reversal made during the six months periods ended June 30, 2025 is mainly due to receivables have been fully repaid and no overdue balances.

Other expenses

	For the period ended June 30,
	2024 (Unaudited)		2025 (Unaudited)
	MYR	% of revenue	MYR	USD	% of revenue
Dividend income	7,862	0.0%	11,223	2,667	0.1%
Fair value loss on marketable securities	(493,041)	(1.7)%	(512,903)	(121,876)	(3.7)%
Interest income	10,999	0.0%	46,333	15,183	0.3%
Total other expenses	(474,180)	(1.6)%	(455,347)	(104,026)	(3.3)%

Fair value loss on marketable securities

During the six months periods ended June 30, 2024 and 2025, the fair value loss increased from MYR493,041 for the six months period ended June 30,2024 to MYR512,903 for the six months ended June 30, 2025, mainly due to unrealized loss on marketable securities.

Income tax expense

Our income tax expense decreased by MYR355,963 or 37.6% from MYR945,877 for the six months periods ended June 30, 2024, to MYR589.914 for the six months periods ended June 30, 2025. The effective tax rates are 25.8% and 23.9% for the six months periods ended June 30, 2024 and 2025 respectively.

Net income

Our net income decreased by MYR847,606, or 31.1%, from MYR2,726,888 for the six months periods ended June 30, 2024, to MYR1,879,282 for the period ended June 30, 2025 due to increase in general and administrative expenses, allowance for expected credit losses on accounts receivable and loss of fair value loss of marketable securities.

Liquidity and Capital Resources

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities, if any, as and when they fall due.

	As of
	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	US$
Current assets
Cash and cash equivalents	9,365	215,602	51,231
Restricted cash	12,090	12,090	2,873
Investments in marketable securities	22,594,500	22,657,679	5,383,918
Accounts receivable, net	34,040,469	3,130,215	743,802
Contract assets, net	46,140	—	—
Deposits and other receivables	11,272,476	71,315,884	16,946,080
Total current assets	67,975,040	97,331,470	23,127,904

Current liabilities
Accounts payable	335,408	336,862	80,045
Contract liabilities	3,700,000	31,043,000	7,376,438
Amount due to a director	61,995	5,863	1,393
Amount due to a related party	3,320,276	3,394,933	806,704
Accrued liabilities and other payables	15,124,668	14,655,752	3,482,500
Bank loan	32,369	30,023	7,134
Lease liabilities	28,986	29,994	7,127
Income taxes payables	14,010,069	14,599,983	3,329,073
Total current liabilities	36,613,771	64,096,410	15,090,414
Working Capital	31,361,269	33,235,060	8,037,490

Accounts Receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days from the date of invoice. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends, industry trend analysis, and the credit history and financial conditions of the customers. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

In assessing whether the contract meets the criteria in paragraph 606-10-25-1, the Company assesses whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the customer. This includes assessing the entity’s history with this class of customer in accordance with paragraph 606-10-55-3B and its business practice of stopping service in response to customer nonpayment in accordance with paragraph 606-10-55-3C. Consequently, as part of this analysis, the entity does not consider the likelihood of payment for services that would not be provided in the event of the customer’s nonpayment because the entity is not exposed to credit risk for those services.

Our accounts receivable, net balance decreased by MYR30,910,254, or 91% from MYR34,040,469, as of December 31, 2024 to MYR3,130,215 (US$743,802) as of June 30, 2025 mainly because customers have made advances to the Group.

We strictly control outstanding receivables to contain credit risk and an impairment analysis is performed at the end of each period/ year. Following the identification of doubtful debts, we will discuss with the relevant customers and report on their recoverability. Additionally, the Group makes specific bad debt write offs based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. Accounts receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Our management closely reviews the accounts receivable balance to detect any known trends or uncertainties proactively, and no trends or uncertainties have been identified that might affect the collectability of our customer receivables balances. During the period ended June 30, 2025, reversal of the allowance for expected credit losses amounting to MYR982,000 (US$233,476) have been made due to payment made by the customers during the financial period. During the year ended December 31, 2024, MYR700,521 of accounts receivable were recorded provision for allowance for credit loss of accounts receivables for the long overdue balances of account receivables.

Contract assets, net

Contract assets are recorded when the progress to completion revenue earned on contracts exceeds amounts actually billed under the contract.

Deposits and other receivables

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. Other receivables mainly represented advances to subcontractor of MYR11,249,508 and MYR71,314,200 as of December 31, 2024 and June 30, 2025, respectively, for the subcontracting construction services.

Deferred initial public offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred initial public offering (“IPO”) costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred IPO costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred IPO costs, as well as additional expenses to be incurred, will be charged to statements of comprehensive income.

Investments in marketable securities

Investments in marketable securities, net, consist of investments in listed shares, which are listed on Bursa Malaysia. Marketable securities are accounted for under ASC 321 and reported at their readily determinable fair values as quoted by market exchanges with changes in fair value recorded in other income in the consolidated statements of comprehensive income. All changes in a marketable security’s fair value are reported in earnings as they occur, as such, the sale of a marketable security does not necessarily give rise to a significant gain or loss. Unrealized gains/(losses) due to fluctuations in fair value are recorded in the consolidated statements of comprehensive income. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairments in the consolidated statements of comprehensive income.

Accounts payable

Accounts payable represents trade payables to vendors.

Contract liabilities

Contract liabilities are recorded when amounts billed under a contract exceed the progress towards completion of revenue earned under the contract. These payments are non-refundable and are recognized as revenue when the performance obligation is satisfied.

Accrued liabilities and other payables

Accrued liabilities and other payables are primarily include salaries payable, payables to purchase of marketable securities and other accrual and payable.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of June 30, 2025:

	Payments Due by Period (Unaudited)
	Less than	2 to	More than
	1 year	5 years	5 years	Total
	MYR	MYR	MYR	MYR
Contractual Obligations:
Bank borrowings	30,023	147,952	164,905	342,880
Lease liabilities	29,994	102,061	—	132,055
Total contractual obligation	60,017	250,013	164,905	474,935

	Payments Due by Period (Unaudited)
	Less than	2 to	More than
	1 year	5 years	5 years	Total
	US$	US$	US$	US$
Contractual Obligations:
Bank borrowings	7,134	35,156	39,185	81,475
Lease liabilities	7,127	24,252	—	31,379
Total contractual obligation	14,261	59,408	39,185	112,854

As of June 30, 2025, we did not have any capital expenditure commitment.

CASH FLOWS

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the periods indicated:

	For the Six Months Ended June 30,
	2024 (Unaudited)	2025 (Unaudited)
	MYR	MYR	US$
Net cash provided by operating activities	10,226,843	806,763	191,702
Net cash used in investing activities	(14,435,080)	(576,342)	(136,950)
Net cash provided by/(used in) financing activities	120,798	(24,184)	(5,746)
(Decrease)/increase in cash and cash equivalents	(4,087,439)	206,237	49,006
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,116,347	9,365	2,225
CASH AND CASH EQUIVALENTS AT END OF PERIOD	28,908	215,602	51,231

Operating activities

Our cash inflows from operating activities were principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs and operating expenses.

For the six months periods ended June 30, 2025, net cash provided by operating activities of MYR806,763 primarily resulted from changes in operating activities and as adjusted for non-cash items despite generated net income of MYR1,879,282. Adjustments for non-cash items primarily consisted fair value loss on marketable securities and reversal of expected credit losses amounting to MYR512,903 and MYR982,000, respectively.

Changes in operating assets and liabilities mainly included:

(i)	a decrease in accounts receivable of MYR31,892,254, mainly due to collection from customer is on time;

(ii)	an increase in deposits and other receivables of MYR60,043,408, mainly due to increase in advances to subcontractors;

(iii)	an increase in contract liabilities of MYR27,343,000, mainly due to increase of contract liabilities for service not yet performed to the customers.

(iv)	a decrease in accrued liabilities and other payables of MYR468,916, mainly due to payment made for consultant service fees, marketable securities yet to pay and provision for income tax penalty.

(v)	an increase in income taxes payables of MYR583,257, mainly due to an increase in tax provisions during the year.

For the six months periods ended June 30, 2024, net cash provided by operating activities of MYR10,226,843 primarily resulted from changes in operating activities and as adjusted for non-cash items despite generated net income of MYR2,726,888. Adjustments for non-cash items primarily consisted fair value loss on marketable securities and allowance for expected credit losses amounting to MYR493,041 and MYR243,217, respectively.

Changes in operating assets and liabilities mainly included:

(vi)	an increase in accounts receivable of MYR8,518,320, mainly due to slower of collection from customer is mainly because of the delay on the approval for their credit facilities;

(vii)	a decrease in deposits and other receivables of MYR5,009,299, mainly due to decrease in advances to subcontractors;

(viii)	an increase in accounts payable of MYR876,964, mainly due to slower payments to suppliers and subcontractors;

(ix)	an increase in contract liabilities of MYR2,800,802, mainly due to increase of contract liabilities for service not yet performed to the customers.

(x)	an increase in accrued liabilities and other payables of MYR5,629,717, mainly due to an increase in payables for consultant service fees, marketable securities yet to pay and provision for income tax penalty.

(xi)	an increase in income taxes payables of MYR945,877, mainly due to an increase in tax provisions during the year.

Investing Activities

For the six months periods ended June 30, 2025, net cash used in investing activities was MYR576,342, which was primarily driven by net purchases of marketable securities of MYR576,082 and purchase of property and equipment of MYR260.

For the six months periods ended June 30, 2024, net cash used investing activities was MYR14,435,080, which was primarily driven by net purchases of marketable securities of MYR14,335,456 and purchase of property and equipment of MYR99,624.

Financing Activities

For the period ended June 30, 2025, net cash used in financing activities was MYR24,184, which was primarily driven by as below:

(1)	Repayment to a director, Darren Hoo Wei Sern amounted to MYR56,132;

(2)	Advances from a related party, Star Sprite Limited amounted to MYR74,657; and

(3)	Repayment bank loan, Maybank Islamic Berhad amounted to MYR24,179.

(4)	Repayment lease liabilities, Maybank Islamic Berhad amounted to MYR18,530.

For the period ended June 30, 2024, net cash generated from financing activities was MYR120,798, which was primarily driven by as below:

(1)	Advance from a director, Darren Hoo Wei Sern amounted to MYR11,023;

(2)	Advances from a related party, Star Sprite Limited amounted to MYR133,935; and

(3)	Repayment bank loan, Maybank Islamic Berhad amounted to MYR24,180.

Working Capital Sufficiency

The Group believes that, taking into consideration the financial resources presently available, including the current level of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this interim report.

CAPITAL EXPENDITURES

Our Group incurred

The Group is not anticipated to have any material capital expenditure in the next 12 months.

RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Related parties	Relationship	December 31, 2024	June 30, 2025	June 30, 2025
		MYR	MYR	USD
Advance to subcontractor:
VC Marine Sdn Bhd	Common director	1,228,437	5,089,636	1,309,399
Amount due to:
Star Sprite Limited	Common director	3,320,276	3,394,933	806,704
Amount due to:
Darren Hoo Wei Sern	Director	61,995	5,863	1,393

The Company had an unsecured, interest-free, non-trade advance from a related party namely Star Sprite Limited amounting to MYR3,320,276 and MYR3,394,933 (USD806,704), respectively, as of December 31, 2024 and June 30, 2025.

The Company had an unsecured, interest-free, non-trade advance from director amounting to MYR61,995 and MYR5,863 (USD1,393), respectively, as of December 31, 2024 and June 30, 2025.

Related party transactions:

Transaction nature	Name	June 30, 2024	June 30, 2025	June 30, 2025
		MYR	MYR	USD
Sub-contractor charges	VC Marine Sdn Bhd	1,761,018	—	—
Net repayment of sub-contractor charges to	VC Marine Sdn Bhd	(1,762,000)	(5,089,636)	(1,309,399)
Expenses paid on behalf of Company	Star Sprite Limited	133,935	230,657	54,809
Expenses paid on behalf of director	Hoo Wei Sern	219,873	—	—
Net repayment to director	Hoo Wei Sern	(208,850)	(67,858)	(16,124)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2024 (Audited)	2025 (Unaudited)	2025 (Unaudited)
	MYR	MYR	USD
			(Note)
ASSETS
Current assets
Cash and cash equivalents	9,365	215,602	51,231
Restricted cash	12,090	12,090	2,873
Investments in marketable securities	22,594,500	22,657,679	5,383,918
Accounts receivable, net	34,040,469	3,130,215	743,802
Contract assets, net	46,140	—	—
Deposits and other receivables	11,272,476	71,315,884	16,946,080
Total current assets	67,975,040	97,331,470	23,127,904

Non-current assets
Property and equipment, net	779,367	749,497	178,096
Deferred initial public offering costs	2,859,702	2,866,359	681,104
Total non-current assets	3,639,069	3,615,856	859,200
Total assets	71,614,109	100,947,326	23,987,104

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable	335,408	336,862	80,045
Contract liabilities	3,700,000	31,043,000	7,376,438
Amount due to a director	61,995	5,863	1,393
Amount due to a related party	3,320,276	3,394,933	806,704
Accrued liabilities and other payables	15,124,668	14,655,752	3,482,500
Bank loan	32,369	30,023	7,134
Lease liabilities	28,986	29,994	7,127
Income taxes payables	14,010,069	14,599,983	3,469,248
Total current liabilities	36,613,771	64,096,410	15,230,589

Non-current liabilities
Bank loans	326,346	312,857	74,341
Lease liabilities	117,276	102,061	24,252
Total non-current liabilities	443,622	414,918	98,593
Total liabilities	37,057,393	64,511,328	15,329,182

Shareholders’ equity
Ordinary shares, USD0.0001 par value, 500,000,000 shares authorized, 15,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively*	6,263	6,263	1,500
Additional paid-in capital*	243,737	243,737	57,905
Retained earnings	34,306,705	36,185,991	8,598,515
Equity attributable to owners of the Company	34,556,705	36,435,991	8,657,920
Non-controlling interest	11	7	2
Total equity	34,556,716	36,435,998	8,657,922
Total liabilities and shareholders’ equity	71,614,109	100,947,326	23,987,104

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the period ended June 30,
	2024	2025	2025
	MYR	MYR	USD
Revenue	29,329,718	13,944,813	3,313,566
Cost of revenue	(24,256,173)	(11,632,233)	(2,764,051)
Gross Profit	5,073,545	2,312,580	549,515
General and administrative expenses	(674,335)	(357,370)	(84,918)
Interest expenses	(9,048)	(12,667)	(3,010)
(Allowance)/reversal for expected credit losses	(243,217)	982,000	233,343
Income from operations	4,146,945	2,924,543	694,930

Other income/(expenses)
Fair value loss on marketable securities	(493,041)	(512,903)	(121,876)
Dividend income	7,862	11,223	2,667
Interest income	10,999	46,333	11,010
Total other expense, net	(474,180)	(455,347)	(108,199)

Income before income tax	3,672,765	2,469,196	586,731

Income tax expenses	(945,877)	(589,914)	(140,815)

Net income	2,726,888	1,879,282	445,916

Net income and total comprehensive income attributable to:
Equity holders of the Company	2,735,864	1,879,286	445,917
Non-controlling interest	(8,976)	(4)	(1)
Total	2,726,888	1,879,282	445,916

Weighted average number of ordinary shares basic and diluted*	15,000,000	15,000,000	15,000,000
Earnings per share attributable to ordinary shareholders basic and diluted*	0.18	0.13	0.03

*	Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 12.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares*		Additional			Non-	Total
	No. of shares*	Amount	paid-in capital*	Retained earnings	Total	controlling interest	stockholders’ equity
		MYR	MYR	MYR	MYR	MYR	MYR
Balance as of January 1, 2024	15,000,000	6,263	243,737	29,522,019	29,772,019	—	29,772,019
Non-controlling interest arising from acquisition of a subsidiary	—	—	—	—	—	20	20
Net income	—	—	—	2,735,864	2,735,864	(8,976)	2,726,888
Balance as of June 30, 2024	15,000,000	6,263	243,737	32,257,883	32,507,883	(8,956)	32,498,927

Balance as of January 1, 2025	15,000,000	6,263	243,737	34,306,705	34,556,705	11	34,556,716
Non-controlling interest arising from acquisition of a subsidiary	—	—	—	—	—	(4)	(4)
Net income	—	—	—	1,879,286	1,879,286	—	1,879,286
Balance as of June 30, 2025	15,000,000	6,263	243,737	36,185,991	36,435,991	7	36,435,998
Balance as of June 30, 2025 (USD)	15,000,000	1,500	57,905	8,598,515	8,657,920	2	8,657,922

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period ended June 30,
	2024	2025	2025
	MYR	MYR	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,726,888	1,879,282	586,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,310	30,130	7,159
Allowance for/(Reversal of) expected credit losses	243,217	(982,000)	(233,343)
Interest expenses	9,048	12,667	3,010
Fair value loss on marketable securities	493,041	512,903	121,876
	3,482,504	1,452,982	485,432
Changes in operating assets and liabilities:
Accounts receivable, net	(8,518,320)	31,892,254	7,578,237
Contract assets, net	—	46,140	10,964
Deposits and other receivables	5,009,299	(60,043,408)	(14,267,514)
Accounts payable	876,964	1,454	345
Contract liabilities	2,800,802	27,343,000	6,497,244
Accrued liabilities and other payables	5,629,717	(468,916)	(111,424)
Income taxes payables	945,877	583,257	(1,582)
Cash provided by operating activities	10,226,843	806,763	191,702

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(99,624)	(260)	(62)
Proceeds from disposal of marketable securities	16,194,357	25,328,022	6,018,445
Purchases of marketable securities	(30,529,813)	(25,904,104)	(6,155,333)
Cash used in investing activities	(14,435,080)	(576,342)	(136,950)

CASH FLOWS FROM FINANCING ACTIVITY:
Acquisition of non-controlling interests	20	—	—
Advance from/(Repayment to) a director	11,023	(56,132)	(13,338)
Advance from a related party	133,935	74,657	17,740
Repayments of bank loan	(24,180)	(24,179)	(5,745)
Repayment of lease liabilities	—	(18,530)	(4,403)
Cash provided by/(used in) financing activities	120,798	(24,184)	(5,746)

Net changes in cash and cash equivalents	(4,087,439)	206,237	49,006
Cash and cash equivalents as of beginning of the period	4,116,347	9,365	2,225
Cash and cash equivalents as of the end of the period	28,908	215,602	51,231

MEGAN HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW

Company Overview

Megan Holdings Limited (the “Company”) is a holding company incorporated on December 7, 2022, under the laws of the Cayman Islands. The Company has no substantial operations other than as an investment holding of the entire share capital of Megan Mezanin Sdn Bhd (“MMSB”), a Malaysia company incorporated on February 13, 2020.

The Company, through its wholly-owned subsidiary, MMSB, provides development, construction and maintenance of aquaculture and agriculture farms and related works. Currently, the Company’s main revenue segment is generated from upgrading works carried out for the Company’s customers’ existing aquaculture farms, known as Umas Farm and Wakuba Farm, both located in Tawau, Sabah, Malaysia. The Company also undertake maintenance works for the Company’s customers’ farms, on an ad-hoc basis. To supplement the services to the Company’s customers, the Company are also able to assist customers to source for industrial supplies and provide rental of machinery to them.

The Company through its subsidiaries (collectively referred to as the “Group”) principally engage in the providing financial public relations (“Financial PR”) services in Hong Kong.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Percentage of effective ownership		Ownership	Principal Activities
		December 31, 2024	June 30, 2025
Megan Holdings Limited (“MHL”)	– A Cayman Islands company – Incorporated on December 7, 2022 – Issued share capital of USD0.0001	N/A	N/A	The listing entity	Investment holding
Megan Mezanin Sdn Bhd (“MMSB”)	– A Malaysian company – Incorporated on February 13, 2020 – Issued share capital of MYR250,000	100%	100%	Wholly-owned by MHL	Development, construction and maintenance of aquaculture and agriculture farms and related works
Megan Technologies Sdn Bhd (“MTSB’)	– A Malaysian company – Incorporated on March 18, 2024 – Issued share capital of MYR200,000	99.99%	99.99%	Partial-owned by MMSB	Supply and installation of Smart Industrial Technologies and Solutions

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiaries is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, allowance for expected credit losses, revenue recognition and uncertain tax position. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Risks and uncertainties

The main operations of the Company are located in Malaysia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Malaysia. Although the Company has not experienced losses from these situations and believe believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2024	June 30, 2025
Year-end spot rate	MYR1 = USD4.4680	MYR1 = USD4.2060
Average rate	MYR1 = USD4.5741	MYR1 = USD4.2650

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and comprehensive income, unaudited interim condensed consolidated statements of changes in shareholders’ equity and unaudited interim condensed consolidated statements of cash flows from MYR into USD as of June 30, 2025 are solely for the convenience of the readers and are calculated at the rate of USD1.00 = MYR4.2060, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. No representation is made that the MYR amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Fair value measurements

The Company’s financial instruments, including cash and cash equivalents, investments in marketable securities, account receivables, contract assets, deposits and other receivables, account payables, amount due to a director, accrued liabilities and other payables and operating lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited condensed interim consolidated balance sheets are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2024 and June 30, 2025 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	December 31, 2024	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Input (Level 3)
	MYR	MYR	MYR	MYR
Assets:
Investments in marketable securities	22,594,500	22,594,500	—	—

	June 30, 2025	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Input (Level 3)
	MYR	MYR	MYR	MYR
Assets:
Investments in marketable securities	22,657,679	22,657,679	—	—

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Restricted cash

Restricted cash represents the fixed deposits that have been pledged to lenders as security for the Company’s outstanding bank loan.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days from the date of invoice. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends, industry trend analysis, and the credit history and financial conditions of the customers. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2024, the Company made allowance for expected credit losses amounted to MYR700,521 and reversal of allowance for expected credit losses amounted to MYR982,000 (USD233,343), respectively for accounts receivable based on the Company’s expected credit losses methodology for the measurement of credit losses.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Currently, the Company’s contracts do not include such variable amount. During the year, there is no provision for onerous contracts.

Contract assets, net

Contract assets are recorded when the progress to completion revenue earned on contracts exceeds amounts actually billed under the contract.

Deposits and other receivables

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. Other receivables mainly represented advances to subcontractor of MYR11,249,508 and MYR71,314,200 (USD16,945,680) for December 31, 2024 and June 30, 2025, respectively, for the subcontracting construction services.

Deferred initial public offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred initial public offering (“IPO”) costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred IPO costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred IPO costs, as well as additional expenses to be incurred, will be charged to statements of comprehensive income.

Investments in marketable securities

Investments in marketable securities, net, consist of investments in listed shares, which are listed on Bursa Malaysia. Marketable securities are accounted for under ASC 321 and reported at their readily determinable fair values as quoted by market exchanges with changes in fair value recorded in other income in the consolidated statements of comprehensive income. All changes in a marketable security’s fair value are reported in earnings as they occur, as such, the sale of a marketable security does not necessarily give rise to a significant gain or loss. Unrealized gains/(losses) due to fluctuations in fair value are recorded in the consolidated statements of comprehensive income. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairments in the consolidated statements of comprehensive income.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows

Expected useful lives
Office furniture and fittings	10 years
Office equipment	10 years
Motor vehicle	5 years
Renovations	10 years
Freehold property	50 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of comprehensive income. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024, June 30, 2025, no impairment of long-lived assets was recognized.

Accounts payable

Accounts payable represents trade payables to vendors.

Contract liabilities

Contract liabilities are recorded when amounts billed under a contract exceed the progress towards completion of revenue earned under the contract. These payments are non-refundable and are recognized as revenue when the performance obligation is satisfied.

Accrued liabilities and other payables

Accrued liabilities and other payables are primarily include salaries payable, payables to purchase of marketable securities and other accrual and payable.

Leases

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding operating lease right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

The Company determine if an arrangement is a lease at inception. On the Company’s balance sheet, the corporate office lease is included in operating lease right-of-use (“ROU”) asset, current portion of operating lease liability and operating lease liability, net of current portion.

Operating lease ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, The Company used the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company used the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the office lease. The Company reviewed the underlying objective of each contract, the terms of the contract, and consider the current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the Six months periods ended June 30, 2024 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

Bank loan

Bank loan comprises a long-term loan. Bank loan is recognized initially at fair value, net of transaction costs incurred. Bank loan is subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Revenue recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of April 1, 2020. Accordingly, the interim condensed consolidated financial statements for the six months periods ended June 30, 2024 and 2025 are presented under ASC 606. The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Currently, the Company’s contracts do not include such variable amount. During the year, there is no provision for onerous contracts.

The Company generates its revenues primarily from development of new aquaculture and agriculture farms, upgrading of aquaculture and agriculture farms, sales of industrial supplies and rental of machinery to its customers.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

To achieve that core principle, the Company applies the five steps defined under Topic 606:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The determination of whether revenues should be reported on a gross or net basis is based on the Company’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Company control the products prior to transferring it. When the Company controls the products, the promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

Revenue is presented in the consolidated statements of comprehensive income. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, warranty, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its’ customers.

The Company currently generates its revenue by the below sources:

(a) Development of new aquaculture and agriculture farms

The Company currently generates revenue from the development of new aquaculture and agriculture farms. The Company is typically contracted through invitation to tender from or corporate negotiation with existing or potential customers in Malaysia. The Company primarily responsible for the fulfilling the promise to provide the designs and develops aquaculture and agriculture farms based on customers’ specific needs and adding value to the inputs by combining them in accordance with an architectural and engineering plan so that they are worth more as a scalable solution versus as individual components. The contract does not provide any post-contract customer warranty, support, or upgrades and there is no retention withheld by customers. The duration of the development period primarily between 6 to 18 months. The Company has discretion in establishing the price for the specified services.

In general, the design and builds of farming are mainly consist of four components:

●	Irrigation System

●	Earthwork

●	Water Discharge System

●	Electrical Works

The design of aquaculture and agriculture farms can have a significant impact on the productivity, efficiency, and sustainability of the farm. Some important factors to consider when designing aquaculture and agriculture farms include site selection, infrastructure design and sustainable practices.

The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, building materials, labor and equipment are included in revenue and cost of revenue when management believes that the Company is acting as a principal rather than as an agent (e.g., the Company integrates the materials and labor into the deliverable promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). The performance obligation to transfer the completed products are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into products for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete a defined construction project. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within service contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost.

Recognition of revenue and cost of revenue for construction projects requires significant judgment by management, including, among other things, estimating total costs expected to be incurred to complete a project and measuring progress toward completion. Management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and measurement of progress toward completion. Management believes it maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. In the event that an estimated losses on uncompleted contracts (there is none for six months periods ended June 30, 2024 and 2025) may occur based on evidence that indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion, a provision for the loss of the full amount will be recognized to the result of operations. Contract costs consist of costs on contracts, including labor, machine rental cost, materials, and amounts payable to subcontractors.

The Company’s contracts set forth payment terms that require the customer to make payment within 90 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds, or similar obligations of its projects with customers.

For the six-month ended June 30, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to development of new aquaculture and agriculture farms provided.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less. The Company considers the guidance of control in ASC 340-40, there were no incremental costs incurred for the six-month ended June 30, 2024 and 2025.

(b) Upgrading of aquaculture and agriculture farms

Revenue from upgrading service contracts is generally between 3 to 18 months, which the Company primarily responsible for the fulfilling the promise to provide technical support and labor services for upgrading of aquaculture and agriculture farms during the contracted periods and adding value to the inputs by combining them in accordance to an architectural and engineering plan so that they are worth more as a scalable solution versus as individual components. The Company has discretion in establishing the price for the specified services.

For aquaculture farms (particularly shrimp farms), the focus areas of the works include ensuring proper water levels and quality, aeration and circulation systems and water intake, distribution, and discharge systems of shrimp ponds. For the agriculture farms (particularly pineapple farms), the focus area of the works is soil preparation which involves the improvement of soil structure and aeration. The upgrading services considered to be one single performance obligation since the work procedures are interrelated and affect the functions of each other like the seawater intake system, water distribution system, shrimp ponds, cables, paddle wheels, and water discharge system and work in conjunction are to ensure the farm operates effectively.

The Company recognizes revenue from upgrading of aquaculture and agriculture farms using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, building materials, labor and equipment are included in revenue and cost of revenue. The performance obligation to transfer the completed products are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into products for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete a defined upgrading services. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within service contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost.

The Company’s contracts set forth payment terms that require the customer to make payment within 90 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds, or similar obligations of its projects with customers.

For the six-month ended June 30, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to upgrading of new aquaculture and agriculture farms provided.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less. The Company considers the guidance of control in ASC 340-40, there were no incremental costs incurred for the or the six-month ended June 30, 2024 and 2025.

(c) Sales of industrial supplies

The Company also generates revenue from sales of industrial supplies. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the industrial supplies to the customer at their specified location at which point control to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the invoice is 30 days from the invoice date.

The industrial supplies were delivered directly to customers by the suppliers and relevant shipping and handling costs for the delivery will be charged to cost of revenue once incurred.

The transaction price does not include variable consideration related to returns or refunds as the contracts do not include provisions that allow for sales refunds or returns of products. For the six-month ended June 30, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to the sale of industrial supplies.

The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

(d) Rental of machinery

Rental of machinery income are mainly leasing of excavators and cranes from third party supplier, whose equipment are ready to use without, or willing to modification. The Company then sublets these excavators and cranes to customers with the desired effect of generating a spread between its leasing cost and rental income to generate profit margins. Under the terms and conditions of the agreements that company enters, the Company acts a principal in the transaction because the Company takes the risk of loss from lack of rental income if itself has leased the machinery as a lessee, but has not procured a lessee to fill the to rent the machineries; accordingly, the Company recognizes rental income using the gross method.

The rental agreements vary with regard to length and payment terms, usually one to six months, subject to the mutual consent of the Company and the lessee. Billing will be raised on monthly basis and payment terms set forth in the invoice is 60 days from the invoice date. Rental income from rental of machinery is recognized, on a straight-line basis over the terms of the respective leases. The performance obligation under the lease rental agreements is to deliver these equipment to the customer at their location and ensure that the equipment is available for use over the life of the lease rental contract.

Additionally, the Company, acting as a lessor, accounts for its leases in accordance to ASC 842. Based on the terms and conditions of the leases set forth in rental agreements. The Company has recognized the leases as operating leases. The lessees have no right to terminate the rental agreements.

Other income

Interest income is mainly generated from time deposits and is recognized on an accrual basis using the effective interest method.

Cost of revenue

Cost of revenue consists primarily of buildings material cost, labor cost, machine rental cost and sub-contracting cost. Sub-contracting fee includes both subcontracting costs and other outside costs associated with performance under contracts with customers. Labor costs represent the portion of salaries and wages incurred in connection with the production of deliverables under contracts with customers.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees and other miscellaneous administrative expenses.

Employee compensation

The full-time employees of the Company’s subsidiary in Malaysia are entitled to the government mandated defined contribution plan, such as social security, employee provident fund, employment insurance, and human resource development fund, as required by labor laws in Malaysia. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments.

the “more likely than not” test, no tax benefit is recorded. Income tax penalties are accrued related to late in submission of income tax for the six-month ended June 30, 2024 and 2025. The Company had no uncertain tax positions for the six-month ended June 30, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six-month ended June 30, 2024 and 2025, there were no dilutive shares.

Related party

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transactions during the six-months periods ended June 30, 2024 and 2025 and balances as of December 31, 2024 and June 30, 2025 are set out in the Note 13.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently adopted accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning April 1, 2023 as the Company is qualified as an emerging growth company. The Company has adopted this standard on April 1, 2023, the adoption did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company has adopted of this standard on April 1, 2022, the adoption did not have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on April 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual periods beginning after December 15, 2023. Adoption of ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Note 3 — Accounts receivable, net

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Accounts receivable	35,022,469	3,130,215	743,802
Less: allowance for expected credit losses	(982,000)	—	—
Total accounts receivable, net	34,040,469	3,130,215	743,802

The movements in the allowance for expected credit losses for the years ended December 31, 2024 and June 30, 2025 were as follows:

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Beginning of the financial year/period	281,479	982,000	233,343
Additional/(Reversal)	700,521	（982,000)	(233,343)
End of the financial year/period	982,000	—	—

Note 4 — Contract assets/contract liabilities

The following table reflects the movements of the net balance of contract assets and contract liabilities.

Movement in contract assets, consists of the following:

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Beginning of the financial year/period	—	46,140	10,964
Increase resulting from satisfaction of performance obligation	60,188,532	11,568,375	6,213,660
	60,188,532	11,614,515	6,224,624
Less: progress billings/period	(60,142,392)	(11,614,515)	(6,224,624)
End of the financial year/period	46,140	—	—

Movement in contract liabilities, consists of the following:

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR (Audited)	MYR	USD
Beginning of the financial year/period	2,584,731	3,700,000	879,194
Receipt from clients	3,700,000	31,043,000	7,376,438
Revenue recognized during the year/period	(2,584,731)	(3,700,000)	(879,194)
End of the financial year/period	3,700,000	31,043,000	7,376,438

Changes in contract assets and contract liabilities mainly due to changes in measurement of contracts’ progress.

Note 5 — Deposits and other receivables

Deposits and other receivables consist of the following:

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Advances to subcontractors	11,249,508	71,314,200	16,945,680
Other deposits	22,968	1,684	400
Total	11,272,476	71,315,884	16,946,080

Note 6 — Investments in marketable securities

Investments in marketable securities consisted of the investment in less than 5% of equity interest of listed entities in Malaysia. The movement of investments in marketable securities was shown below:

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
At fair value:
Beginning of the financial year/period	4,434,792	22,594,500	5,368,905
Additions	58,473,500	25,904,104	6,155,333
Disposals	(40,309,185)	(25,328,022)	(6,048,908)
Fair value loss recognized for the year/period	(4,607)	(512,903)	(91,412)
End of the financial year/period	22,594,500	22,657,679	5,383,918

Investments in equity securities, such as marketable securities, are accounted for at fair value with changes in fair value recognized in net income.

Note 7 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
At cost:
Freehold property	558,000	558,000	132,592
Office equipment	25,362	25,621	6,088
Motor vehicle	220,000	220,000	52,276
Renovation	25,054	25,054	5,953
Office furniture and fittings	537	537	128
Total	828,953	829,212	197,037
Accumulated depreciation	(49,586)	(79,715)	(18,942)
Property and equipment, net	779,367	749,497	178,095

Depreciation expenses for the six-month ended June 30, 2024 and 2025 were MYR10,310 and MYR30,130 (USD7,159), respectively.

Freehold property is pledged with a bank to secure bank loan (Note 11).

Note 8 — Lease

The Company enters into finance lease for its motor vehicle. Finance leases are leases that meet one or more of the criteria under ASC 842 (e.g., transfer of ownership, purchase option reasonably certain to be exercised, lease term covering a major part of the asset’s economic life).

	As of
	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	US$

Operating lease liabilities
Current	28,986	29,994	7,127
Non-current	117,276	102,061	24,252
	146,262	132,055	31,365

The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of June 30, 2025:

	For the Six Months Ended June 30, 2025 (Unaudited)
	MYR	US$
2025
Total future lease payments	148,505	35,288
Less: imputed interest	(16,450)	(3,923)
Present value of lease obligation	132,055	31,365

Note 9 — Deferred initial public offering costs

As of December 31, 2024 and June 30, 2025, the Company capitalized MYR2,859,702 and MYR2,866,359 (USD681,104) of deferred initial public offering (“IPO”) costs, respectively. Such costs will be deferred until the closing of the IPO, at which time the deferred IPO costs will be offset against the offering proceeds if successful listing.

Note 10 — Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Accrued payroll and welfare	42,485	70,193	16,679
Accrued expenses*	852,646	183,878	43,693
Other payables**	5,525,168	5,716,938	1,358,459
Payables to purchase of marketable securities***	8,704,369	8,684,745	2,063,669
Total	15,124,668	14,655,754	3,482,500

*	Accrued expenses mainly consist of accrual of professional service fees and cost incurred yet to bill.

**	Other payables mainly consist of payable for consultant service fees in relation to investment advisory and provision for income tax penalty.

***	Payables to purchase of marketable securities represents the payments were made at year end but the consideration was successfully transferred on subsequent financial period in relation to the purchase of listed shares in Malaysia Exchange market at a price per share at closing date of the day that order was made, hence, as of December 31, 2024 and June 30, 2025, investments in marketable securities were recognized in consolidated balance sheets as debit and credited accrued liabilities and other payables.

Note 11 — Bank loan

The carrying amount of bank loan is as follows:

	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Bank loan
Current portion	32,369	30,023	7,134
Non-current portion	326,346	312,857	74,341
Total bank loan	358,715	342,880	81,475

The bank loan as of December 31, 2024 and June 30, 2025 are set out below:

Bank loan	Principal amount	Maturity date	Period	Interest rate	Third party guarantee	Directors’ personal guarantee	December 31, 2024	June 30, 2025	June 30, 2025
	MYR					MYR	MYR	MYR	USD
Term loan I	390,600	November 30, 2033	10 years	Base Financing Rate minus 2.00%	Nil	390,600	358,715	342,880	81,475
Total bank loans							358,715	342,880	81,475

For the year ended December 31, 2024 and period ended June 30, 2025, the effective interest rate of the Company’s bank loan ranged from is 4.65% and 4.65%, respectively.

Other than directors’ personal guarantee, the bank loan are secured by freehold property (Note 7) and bank loan assignment over an insurance policy for a director of the Company.

Note 12 — Shareholders’ equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands as a limited company on December 7, 2022 and as a holding company. As at the date of its incorporation, the Company allotted and issued one ordinary share to Mr. Hoo Wei Sern (“Mr. Hoo”), the sole shareholder of MMSB. On May 15, 2023, Mr. Hoo completed the transfer of the one ordinary share to Star Sprite Limited, a company which is wholly owned by Mr. Hoo, for the total consideration of US$0.0001.

On July 31, 2024, the Company allotted and issued a total of 14,999,999 ordinary shares to the existing shareholders of the Company to perfect the Company’s capital structure in anticipation of an expected initial public offering of its ordinary shares, and the concurrent listing of its ordinary shares on the NASDAQ stock market.

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity. The Company has accounted for these issuances of ordinary shares as a stock dividend; accordingly, the Company has retroactively restated the presentation of its historical capital structure to the first period presented.

Note 13 — Related party balances and transactions

Nature of relationships with related parties:

Related parties	Relationship	December 31, 2024 (Audited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
		MYR	MYR	USD
Advance to subcontractor:
VC Marine Sdn Bhd	Common director	1,228,437	—	—
Amount due to:
Star Sprite Limited	Common director	3,320,276	3,394,933	806,704
Amount due to:
Darren Hoo Wei Sern	Director	61,995	5,863	1,393

The Company had an unsecured, interest-free, non-trade advance from a related party namely Star Sprite Limited amounting to MYR3,320,276 and MYR3,394,933 (USD806,704), respectively, as of December 31, 2024 and June 30, 2025.

The Company had an unsecured, interest-free, non-trade advance from director amounting to MYR61,995 and MYR5,863 (USD1,393), respectively, as of December 31, 2024 and June 30, 2025.

Related party transactions:

Transaction nature	Name	June 30, 2024 (Unaudited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
		MYR	MYR	USD
Sub-contractor charges	VC Marine Sdn Bhd	1,761,018	—	—
Net repayment of sub-contractor charges to	VC Marine Sdn Bhd	(1,762,000)	(5,089,636)	(1,309,399)
Expenses paid on behalf of Company	Star Sprite Limited	133,935	230,657	54,809
Expenses paid on behalf of director	Hoo Wei Sern	219,873	—	—
Net advance from/(repayment) to director	Hoo Wei Sern	(208,850)	(67,858)	(16,124)

Note 14 — Disaggregated revenues

The following table presents the Company’s revenues disaggregated by service lines for the six months periods ended June 30, 2024 and 2025:

	June 30, 2024 (Unaudited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Over time:
– Development of new aquaculture and agriculture farms	18,183,119	—	—
– Upgrading of aquaculture and agriculture farms	11,046,599	13,868,859	3,295,518

At point in time:
– Sales of industrial supplies	100,000	75,954	18,048
Total revenue	29,329,718	13,944,813	3,313,566

Unsatisfied or partially unsatisfied performance obligations

Management expects that the approximate transaction price allocated to unsatisfied or partially unsatisfied performance obligations as at the end of the reporting periods may be recognized as revenue in the next reporting periods as follow:

	2024	2025
	MYR	MYR
Partial and fully unsatisfied performance obligation as at:
For the six months period ended June 30, 2024 (Unaudited)	33,308,000	—
For the six months period ended June 30, 2025 (Unaudited)	—	32,658,000
For the six months period ended June 30, 2025 (USD)	—	7,760,000

As permitted under ASC Topic 606, the aggregated transaction price allocated to unsatisfied or partially unsatisfied contracts for original expected duration of one year or less, or are billed based on time incurred, is not disclosed. This amount does not include variable consideration which is subject to significant risk of reversal.

Note 15 — Income taxes

Caymans Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

Malaysia

Megan Mezanin Sdn Bhd is subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the company has a paid-up capital of MYR2.5 million or less, and gross income from business of not more than MYR50 million, the tax rate will be 17% on the first MYR600,000 and 24% on amount exceeding MYR600,000.

The operations in Malaysia incurred cumulative net operating losses which can be carried forward for a maximum period of seven consecutive years to offset future taxable income.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses following for the six months ended 30 June 2025.

	June 30, 2024 (Unaudited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Income before income tax	3,672,765	2,469,196	586,731

Tax calculated at tax rate of 24%	881,464	592,607	140,815
Tax effect on non-taxable income	(19,944)	(2,693)	(640)
Tax effect on non-deductible expenses	84,357	—	—
Income tax expenses	945,877	589,914	140,175

The income tax provision consists of the following components:

	June 30, 2024 (Unaudited)	June 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
	MYR	MYR	USD
Current income tax expenses	945,877	589,914	140,175

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December, 2024 and six months ended June 30, 2025, except for the provisions for income tax penalty have been accrued based on the management’s best estimate. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024 and 30 June, 2025.

Note 16 — Segment reporting

The Company operates mainly in two reportable segments. The Company evaluates segment performance based on operating income, excluding unallocated corporate expenses and certain non-recurring items.

The Company’s chief operating decision maker (CODM) has been identified as the Chief Executive Officer, Darren Hoo. Our CODM uses segment operating income (loss) to allocate resources to our segments in our quarterly planning process and to assess the performance of our segments, primarily by monitoring actual results versus the quarterly plan.

Basis of Segmentation

●	Aquaculture and agriculture: Develop, construction, and maintenance of aquaculture and agriculture farms and related works.

●	Industrial solutions: Supply and installation of smart industrial technologies and solutions.

●	Investment in marketable securities: Pertained to the Group’s investment activities involving the holding, and trading of marketable financial instruments

Corporate level activities: Corporate-level activities and expenses that are not directly attributable to any reportable operating segment. These primarily include legal and professional fees related to regulatory compliance and IPO activities, as well as certain fines, penalties, and other general corporate costs

Segment Financial Information

The following table summarizes financial results for reportable segments:

	For the six months ended June 30, 2025
	Aquaculture and agriculture	Industrial Solutions	Investment in marketable securities	Total
	MYR	MYR	MYR	MYR
Revenue	13,868,859	75,954	—	13,944,813
Cost of revenue	(11,568,375)	(63,858)	—	(11,632,233)
Gross Profit	2,300,484	12,096	—	2,312,580
General and administrative expenses	(304,365)	(53,005)	—	(357,370)
Interest expenses	(12,667)	—	—	(12,667)
Reversal of allowance for expected credit losses	982,000	—	—	982,000
Fair value loss on marketable securities	—	—	(512,903)	(512,903)
Income from operations	46,333	—	11,223	57,556
Operating income/(loss)	3,011,785	(40,909)	(501,680)	2,469,196

Segment assets	78,289,647	171,532	22,657,679	(12,667)
Segment liabilities	55,726,624	(99,960)	(8,684,745)	982,000)

	For the six months ended June 30, 2024
	Aquaculture and agriculture	Industrial Solutions	Investment in marketable securities	Total
	MYR	MYR	MYR	MYR
Revenue	29,329,718	—	—	29,329,718
Cost of revenue	(24,256,173)	—	—	(24,256,173)
Gross Profit	5,073,545	—	—	5,073,545
General and administrative expenses	(674,335)	—	—	(674,335)
Interest expenses	(9,048)	—	—	(9,048)
Reversal of allowance for expected credit losses	(243,217)	—	—	(243,217)
Fair value loss on marketable securities	—	—	(493,041)	(493,041)
Income from operations	10,999	—	7,862	18,861
Operating income/(loss)	4,157,944	—	(485,179)	3,672,765

Segment assets	49,810,198	—	18,277,207	68,087,405
Segment liabilities	35,568,478	—	(6,464,491)	35,568,478

Note 17 — Commitments and contingencies

Operating lease commitments

For the details on future minimum lease payments under the non-cancelable operating leases as of June 30, 2025, please refer to a section headed “operating lease right-of-use assets and operating lease liabilities” set forth in the Note 8 to the Consolidated Financial Statements.

Capital commitments

As of December 31, 2024 and June 30, 2025, the Company did not have any capital commitments.

Legal proceedings

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024, and through the issuance date of these consolidated financial statements.

Note 18 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2025, up through January 15, 2026, the date that these consolidated financial statements are available to be issued, unless as disclosed elsewhere and below, there are not any material subsequent events that require disclosure in these consolidated financial statements.